ASSURE DATA, INC.
                                  6680 Yosemite
                               Dallas, Texas 75214
                                 (972) 963-0007

                                  July 10, 2006

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, NW
Washington, DC  20549
Attention:  Mr. Morgan Youngwood

     Re:      Assure Data Inc., Form SB-2
              Registration Statement No. 333-121347

Dear Mr. Youngwood:

     On June 8, 2006, Assure Data, Inc. filed an amended Form 8-K disclosing its change of auditors. The filing was made to disclose the selection of Sherb & Co., LLP as the Company's new auditors and to respond to the comment letter from the Staff dated May 26, 2006.

     Our responses to such comment letter are as follows:

     1. We added language that the going concern qualification had been issued for each of the last two fiscal years.

     2. We confirm to you that the new auditors, Sherb & Co., LLP, reviewed the interim financial statements contained in the Company's Form 10-QSB filed on May 22, 2006.

     In addition, the Company acknowledges that:

     >> the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     >> Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     >> the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this request, please contact my counsel, Ronald Brown, Andrews Kurth LLP at (214) 659-4469.

                                                      Sincerely,

                                                      ASSURE DATA, INC.

                                                      By: /s/ Robert Lisle
                                                         -----------------------
                                                         Robert Lisle, President